VOTING AGREEMENT

                  This Voting Agreement (the "Agreement") is entered into as of this 22nd day of July, 1996 by and among Norman J. Hoskin and Richard A. Iamunno (individually a "Shareholder" and collectively the "Shareholders").

                                 R E C I T A L S

                  WHEREAS, the Shareholders collectively have a controlling interest in CEEE Group Corporation Common Stock and desire to agree on certain matters relating to the voting of shares of common stock, par value $.001 per share ("Common Stock"), of CEEE Group Corporation ("CEEE").

                  NOW, THEREFORE, in consideration of the foregoing recitals and the mutual covenants set forth below, the parties hereto agree as follows:

                  1. VOTING. Each Shareholder agrees, that in the event of his death or the occurrence of a physical or mental condition which renders him unable to evaluate and comprehend the proposals to be voted on (hereinafter referred to as "Incapacity"), the other Shareholder shall have the right to vote all of the shares of Common Stock held by him or for his benefit at the time of death or Incapacity.

                           The existence of the  Incapacity  shall be determined
by a reputable, licensed physician who specializes in the physical or mental Incapacity in dispute. The physician shall be mutually selected by the
Shareholders, whose determination shall be final and binding on the Shareholders, PROVIDED, HOWEVER, that if the Shareholders cannot agree upon such physician, such physician shall be designated by the then acting President of the New York County Medical Society, and if for any reason such President shall fail or refuse to designate such physician, such physician shall, at the request of either party, be designated by the American Arbitration Association. The Shareholder shall cooperate in all reasonable respects to enable an examination to be made by such physician. All costs associated with the determination by the physician in respect of the Shareholder's Incapacity shall be borne equally by the Shareholders. In the event that the physician determine's the presence of an Incapacity, the right to vote the Shareholder's shares shall cease if and when the physician (or another physician selected in accordance with this section, in the event the original physician is not available) determines that the condition(s) causing the Incapacity is/are no longer present.

                  2. TERMINATION. This Agreement shall terminate on the earlier to occur of (i) July 22, 2001 and (ii) the written agreement of the Shareholders.

                  3. ENTIRE AGREEMENT; MODIFICATIONS AND AMENDMENTS; ADDITION OF HOLDERS AND INVESTORS. This writing constitutes the entire agreement of the parties with respect to the subject matter hereof and may not be modified, amended or terminated (other than in accordance with its terms) except by a written agreement specifically referring to this Agreement signed by the Shareholders.

                  4. WAIVERS. No waiver of any breach or default hereunder shall be considered valid unless in writing and signed by the party giving such waiver, and no such waiver shall be deemed a waiver of any subsequent breach or default of the same or similar nature.

                  5. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of each party hereto, its successors and assigns. Otherwise, this Agreement shall not create any rights for the benefit of any third party.

                  6. LEGENDS. Each stock certificate issued after the date hereof evidencing shares of the Company's Common Stock subject to the provisions of this Agreement (including any shares issued upon a transfer, stock split, stock dividend, recapitalization, merger or other similar event) shall at all times during the term of this Agreement bear the following legend:

                  THE SHARES EVIDENCED BY THIS CERTIFICATE ARE SUBJECT TO THE PROVISIONS OF A VOTING AGREEMENT DATED AS OF JULY 22, 1996. BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING THE INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SAID VOTING AGREEMENT. A COPY OF SUCH AGREEMENT IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY.

                  7. TITLES AND SUBTITLES. The section headings contained herein are for convenience only and are not intended to define or limit the contents of said sections.

                  8. COOPERATION. Each party hereto shall take such further action and shall execute and deliver such further documents as may be reasonably requested by any other party in order to carry out the provisions and purposes of this Agreement.

                  9. COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which taken together shall be deemed one original.

                  10. GOVERNING LAW. This Agreement and all amendments hereof shall be governed by and construed in accordance with the laws of the State of New York, disregarding any New York principles of conflicts of laws that would otherwise provide for the application of the substantive laws of another jurisdiction.

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
                  11. EQUITABLE RELIEF. Without limiting the rights of each party hereto to pursue all other legal and equitable rights available to such party for any other party's failure to perform its obligations under this Agreement, each such party acknowledges and agrees that the remedy at law for any failure to perform obligations hereunder would be inadequate and all such parties shall be entitled to specific performance, injunctive relief or other equitable remedies in the event of any such failure.

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
                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.


                                              /S/ Norman J. Hoskin
                                              ------------------------------
                                              Norman J. Hoskin



                                              /S/ Richard A. Iamunno
                                              ------------------------------
                                              Richard A. Iamunno


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